                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                          North American Vaccine, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   657-201-109
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                                 (CUSIP Number)

   Charles-A. Tessier, Vice-President, Legal Affairs and Corporate Secretary,
              BioChem Pharma Inc., 275 Armand Frappier Boulevard,
                          Laval, Quebec H7V 4A7 Canada
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 12, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 657-201-109                                         PAGE 2 OF 30 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BIOCHEM PHARMA INC.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


Laval, Quebec, Canada
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           14,371,726
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    14,371,726
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,371,726
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /
     n/a
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.5%
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14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 3 of 30 Pages
Item 1.  Security and Issuer.

         This Amendment relates to the Common Stock, no par value (the "Common Stock") of North American Vaccine, Inc. (the "Company"), 12103 Indian Creek Court, Beltsville, Maryland, U.S.A. 20705.


Item 2.  Identity and Background.

         This Amendment is being filed by BioChem Pharma Inc. ("BioChem"). BioChem is a publicly-owned Canadian pharmaceutical company incorporated under the laws of Quebec, Canada. BioChem has specialized since 1986 in the research, development, manufacture and sale of products for the diagnosis, treatment and prevention of diseases involving the immune system. The principal executive offices of BioChem are at 275 Armand-Frappier Boulevard, Suite 600, Laval, Quebec, H7V 4A7 and its telephone number is (450) 681-1744.

         BioChem has not, during the last five years, or at any time prior thereto: (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its having been or being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 12, 1998, BioChem purchased from the Company an aggregate principal amount of $9,000,000 of the Company's 4.5% Convertible Secured Notes due 2003 (the "Notes"). The Notes are convertible, pursuant to their terms at any time into Shares at a conversion price of approximately $8.54 per share. BioChems working capital was the source of funds for the purchase of the Notes.
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                                                              Page 4 of 30 Pages

Item 4.  Purpose of Transaction

         BioChem intends to maintain its interests in the securities of the Company (including the Notes) as an investment. BioChem may acquire additional shares of Common Stock or other securities of the Company (subject to availability of such securities at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, BioChem reserves the right to dispose of some or all of its shares of the Companys Common Stock (including any obtained upon conversion of the Notes) in the open market or in privately negotiated transactions or otherwise depending upon the courses of action that BioChem or the Company pursues, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by BioChem with respect to the shares of the Companys Common Stock, it should be noted that possible activities of BioChem are subject to change at any time.

         Except as otherwise stated herein, BioChem has no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) BioChem owns 11,179,114 shares of the Company's Common Stock, 1,000,000 shares of the Company's Class A Preferred Stock, options to purchase 57,812 shares of the Company's Common Stock and $9,000,000 of Notes convertible into the Companys Common Stock. As of the date hereof, BioChem beneficially owns an aggregate amount of 14,290,790 of the Company's Common Stock representing 40.5% of the Companys Common Stock.

         (b) The amount disclosed includes 1,000,000 shares of the Company's Class A Preferred Stock which are convertible into 2,000,000 shares of the Company's Common Stock, 57,812 shares of the Company's Common Stock which may be purchased upon the exercise of stock options currently exercisable and 1,053,864 shares of the Companys Common Stock into which the Notes are currently convertible.
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                                                              Page 5 of 30 Pages

         (c) BioChem has sole and exclusive voting and dispositive power with respect to all shares of the Company's Common Stock and Class A Preferred Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With respect to Securities of the Issuer.

         No change from the Schedule 13D as originally filed except as set forth below.

         On November 11, 1998, BioChem executed a Subscription Agreement (the "Subscription Agreement") agreeing to purchase from the Company up to $9,000,000 in aggregate principal amount of the Company's Notes at a price equal to 100% of the principal amount thereof, subject to the Company's acceptance of the Subscription Agreement and any reduction in the amount subscribed to by BioChem as determined by the Company.

         On November 12, 1998, the Company sent BioChem a letter accepting BioChem's subscription for $9,000,000 in aggregate principal amount of Notes and requesting payment of the purchase price (the "Acceptance Letter").

         The purchase price for the Notes was paid by BioChem and $9,000,000 of Notes were sent by the Company to BioChem on November 12, 1998.

         The Notes were issued pursuant to an Indenture, dated November 12, 1998, between the Company and Bankers Trust Company, as Trustee. The Notes are convertible at any time into Shares at a conversion price of approximately $8.54 per share. The Notes are secured by certain assets of the Company, otherwise subordinated in right of payment to all existing and future senior or other indebtedness of the Company and are redeemable by the Company in whole or in part, at the option of the Company at any time after November 13, 1999, at a purchase price equal to 100% of the outstanding principal amount, plus accrued interest. Additionally, upon a change of control of the Company, the Company will be required to offer to purchase all of the Notes then outstanding at a purchase price equal to 100% of the principal amount thereof, plus accrued interest.

         The description of the above referenced agreements contained herein are not intended to be complete and are qualified in their entirety by reference to such agreements which are attached hereto as Exhibits 1 through 4 and incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

         1. The Subscription Agreement, dated November 11, 1998, by and between the Company and BioChem.

         2. The Acceptance Letter from the Company and BioChem, dated November 12, 1998.

         3. The Indenture, dated November 12, 1998, by and between the Company and the Trustee (incorporated by reference to Exhibit
                  99.1 of the Company's 8-K dated November 12, 1998 and filed on November 20, 1998).

         4. Certificate evidencing $9,000,000 in aggregate principal amount of the Notes, dated November 12, 1998, issued to BioChem by the Company.
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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BIOCHEM PHARMA INC.

                                              By: /s/ CHARLES-A. TESSIER
                                                  -----------------------------
                                                  Charles-A. Tessier
                                                  Vice-President, Legal Affairs
                                                  and Corporate Secretary


Dated: December 8, 1998
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                                  EXHIBIT INDEX


         1. The Subscription Agreement, dated November 11, 1998, by and between the Company and BioChem.

         2. The Acceptance Letter from the Company and BioChem, dated November 12, 1998.

         3. The Indenture, dated November 12, 1998, by and between the Company and the Trustee (incorporated by reference to Exhibit
                  99.1 of the Company's 8-K dated November 12, 1998 and filed on November 20, 1998).

         4. Certificate evidencing $9,000,000 in aggregate principal amount of the Notes, dated November 12, 1998, issued to BioChem by the Company.